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As filed with the Securities and Exchange Commission on March 11, 2021

Securities Act File No. 333-236449
Investment Company Act File No. 811-09243

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

(Check Appropriate Box or Boxes)

☒ Registration Statement under the Securities Act of 1933
☐ Pre-Effective Amendment No.
☒ Post-Effective Amendment No. 1
and/or
☒ Registration Statement under the Investment Company Act of 1940
☒ Amendment No. 33

THE GABELLI UTILITY TRUST
(Exact Name of Registrant as Specified in Certificate of Trust)

One Corporate Center, Rye, New York 10580-1422
(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (800) 422-3554

Bruce N. Alpert
The Gabelli Utility Trust
One Corporate Center
Rye, New York 10580-1422
(914) 921-5100
(Name and Address of Agent for Service)

Copies to:

Peter Goldstein, Esq. The Gabelli Utility Trust One Corporate Center Rye, New York 10580-1422 (914) 921-5100	P. Jay Spinola, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019-6099 (212) 728-8000

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box  ☐

If any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box  ☒

If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box  ☐

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c) of the Securities Act

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:
☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:
☒	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-236449.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act.
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☒	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities and Exchange Act of 1934).
☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.
☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-236449 and 811-09243) of The Gabelli Utility Trust (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing sheet, this explanatory note and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

1. Financial Statements

Included in Part A:
Audited financial highlights for the operating performance of the Registrant.
Included in Part B:
The following statements of the Registrant are incorporated by reference in Part B of the Registration Statement:
Schedule of Investments at December 31, 2019
Statement of Assets and Liabilities as of December 31, 2019
Statement of Operations for the Year Ended December 31, 2019
Statement of Changes in Net Assets for the Year Ended December 31, 2019
Notes to Financial Statements for the Year Ended December 31, 2019
Report of Independent Registered Public Accounting Firm for the Year Ended December 31, 2019
Schedule of Investments at June 30, 2020
Statement of Assets and Liabilities as of June 30, 2020
Statement of Operations for the Year Ended June 30, 2020
Statement of Changes in Net Assets for the Period Ended June 30, 2020
Notes to Financial Statements for the Period Ended June 30, 2020

2. Exhibits

(a)(1)	Third Amended and Restated Agreement and Declaration of Trust of Registrant is incorporated by reference to Exhibit (a)(1) to the Registrant’s Registration Statement on Form N-2, File Nos. 333-174333 and 811-09243, as filed with the Securities and Exchange Commission on May 19, 2011.

(a)(2)	Amended and Restated Statement of Preferences with respect to the 5.625% Series A Cumulative Preferred Shares is incorporated by reference to Exhibit (a)(2) to Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2, File Nos. 333-174333 and 811-09243, as filed with the Securities and Exchange Commission on March 19, 2013.

(a)(3)	Second Amended and Restated Statement of Preferences with respect to the Series B Auction Market Preferred Shares is incorporated by reference to Exhibit (a)(3) to the Registrant’s Registration Statement on Form N-2, File Nos. 333-203475 and 811-09243, as filed with the Securities and Exchange Commission on April 17, 2015.

(a)(4)	Statement of Preferences with respect to the 5.375% Series C Cumulative Preferred Shares is incorporated by reference to Exhibit (a)(4) to Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2, File Nos. 333-203475 and 881-09243, as filed with the Securities and Exchange Commission on May 26, 2016.

(b)	Second Amended and Restated By-Laws of Registrant is incorporated by reference to Exhibit (b)(1) to the Registrant’s Registration Statement on Form N-2, File Nos. 333-174333 and 811-09243, as filed with the Securities and Exchange Commission on May 19, 2011.

(c)	Not applicable

(d)(1)	Form of Registrant’s Common Share Certificate is incorporated by reference to Exhibit (d)(4) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, File Nos. 333-118701 and 811-09243, as filed with the Securities and Exchange Commission on October 14, 2004.

(d)(2)	Form of Registrant’s 5.625% Series A Cumulative Preferred Share Certificate is incorporated by reference to Exhibit (d)(1) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, File Nos. 333-105500 and 811-09243, as filed with the Securities and Exchange Commission on July 24, 2003.

(d)(3)	Form of Registrant’s Series B Auction Market Preferred Share Certificate is incorporated by reference to Exhibit (d)(ii) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, File Nos. 333-105500 and 811-09243, as filed with the Securities and Exchange Commission on July 24, 2003.

(d)(4)	Form of Subscription Certificate is filed herewith.

(d)(5)	Form of Notice of Guaranteed Delivery is filed herewith.

(d)(6)	Form of Instrument of Designation of Rights is filed herewith.

(e)	Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan of Registrant is incorporated by reference to Exhibit 17(d) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14, File No. 333-72983, as filed with the Securities and Exchange Commission on March 31, 1999.

(f)	Not applicable

(g)	Form of Investment Advisory Agreement between Registrant and Gabelli Funds, LLC is incorporated by reference to Exhibit 10 to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14, File No. 333-72983, as filed with the Securities and Exchange Commission on March 31, 1999.

(h)	Not applicable

(i)	Not applicable

(j)	Mutual Fund Custody and Services Agreement between Registrant and BNY Mellon is incorporated by reference to Exhibit (j) to Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2, File Nos. 333-203475 and 881-09243, as filed with the Securities and Exchange Commission on May 26, 2016.

(k)(1)	Form of Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1) to the Registrant’s Registration Statement on Form N-2, File Nos. 333-174333 and 811-09243, as filed with the Securities and Exchange Commission on May 19, 2011.

(k)(1)(i)	Amendment No. 1 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(i) to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, File Nos. 333-174333 and 811-09243, as filed with the Securities and Exchange Commission on October 18, 2012.

(k)(1)(ii)	Amendment No. 2 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(ii) to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, File Nos. 333-174333 and 811-09243, as filed with the Securities and Exchange Commission on October 18, 2012.

(k)(1)(iii)	Amendment No. 3 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(iii) to the Registrant’s Registration Statement on Form N-2, File Nos. 333-203475 and 811-09243, as filed with the Securities and Exchange Commission on April 17, 2015.

(k)(1)(iv)	Amendment No. 4 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(iv) to the Registrant’s Registration Statement on Form N-2, File Nos. 333-203475 and 811-09243, as filed with the Securities and Exchange Commission on April 17, 2015.

(k)(1)(v)	Amendment No. 5 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(v) to the Registrant’s Registration Statement on Form N-2, File Nos. 333-203475 and 811-09243, as filed with the Securities and Exchange Commission on April 17, 2015.

(k)(1)(vi)	Amendment No. 6 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(vi) to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, File Nos. 333-203475 and 811-09243, as filed with the Securities and Exchange Commission on April 19, 2016.

(k)(1)(vii)	Amendment No. 7 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(vii) to Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2, File Nos. 333-203475 and 881-09243, as filed with the Securities and Exchange Commission on May 26, 2016.

(k)(1)(viii)	Amendment No. 8 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(viii) to Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-2, File Nos. 333-203475 and 881-09243, as filed with the Securities and Exchange Commission on May 26, 2016.

(k)(1)(ix)	Amendment No. 9 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(ix) to Post-Effective Amendment No. 3 to Registrant’s Registration Statement on Form N-2, File Nos. 333-203475 and 881-09243, as filed with the Securities and Exchange Commission on March 15, 2018.

(k)(1)(x)	Amendment No. 10 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(x) to Post-Effective Amendment No. 3 to Registrant’s Registration Statement on Form N-2, File Nos. 333-203475 and 881-09243, as filed with the Securities and Exchange Commission on March 15, 2018.

(k)(1)(xi)	Amendment No. 11 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(xi) to Post-Effective Amendment No. 3 to Registrant’s Registration Statement on Form N-2, File Nos. 333-203475 and 881-09243, as filed with the Securities and Exchange Commission on March 15, 2018.

(k)(1)(xii)	Amendment No. 12 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(xii) to the Registrant’s Registration Statement on Form N-2, File Nos. 333-236449 and 811-09243, as filed with the Securities and Exchange Commission on February 14, 2020.

(k)(1)(xiii)	Amendment No. 13 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(xiii) to the Registrant’s Registration Statement on Form N-2, File Nos. 333-236449 and 811-09243, as filed with the Securities and Exchange Commission on February 14, 2020.

(k)(1)(xiv)	Amendment No. 14 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(xiv) to the Registrant’s Registration Statement on Form N-2, File Nos. 333-236449 and 811-09243, as filed with the Securities and Exchange Commission on February 14, 2020.

(k)(1)(xv)	Amendment No. 15 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(xv) to the Registrant’s Registration Statement on Form N-2, File Nos. 333-236449 and 811-09243, as filed with the Securities and Exchange Commission on February 14, 2020.

(k)(1)(xvi)	Amendment No. 16 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(1)(xvi) to the Registrant’s Registration Statement on Form N-2, File Nos. 333-236449 and 811-09243, as filed with the Securities and Exchange Commission on February 14, 2020.

(k)(2)	Fee and Service Schedule for Stock Transfer Services among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is incorporated by reference to Exhibit (k)(2) to the Registrant’s Registration Statement on Form N-2, File Nos. 333-174333 and 811-09243, as filed with the Securities and Exchange Commission on May 19, 2011.

(k)(3)	Form of Auction Agency Agreement for the Series B Auction Rate Preferred Shares is incorporated by reference to Exhibit (k)(ii) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, File Nos. 333-105500 and 811-09243, as filed with the Securities and Exchange Commission on July 24, 2003.

(k)(4)	Form of Broker-Dealer Agreement for the Series B Auction Rate Preferred Shares is incorporated by reference to Exhibit (k)(iii) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, File Nos. 333-105500 and 811-09243, as filed with the Securities and Exchange Commission on July 24, 2003.

(k)(5)	Form of DTC Agreement for the Series B Auction Rate Preferred Shares is incorporated by reference to Exhibit (k)(iv) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, File Nos. 333-105500 and 811-09243, as filed with the Securities and Exchange Commission on July 24, 2003.

(k)(6)	Form of Subscription Agent Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. is filed herewith.

(k)(7)	Form of Administrative Agent Agreement between Registrant and Morrow Sodali LLC is filed herewith.

(l)(1)	Opinion and Consent of Morris, Nichols, Arsht & Tunnell LLP is incorporated by reference to Exhibit (l)(1) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, File Nos. 333-236449 and 811-09243, as filed with the Securities and Exchange Commission on November 12, 2020.

(l)(2)	Opinion and Consent of Morris, Nichols, Arsht & Tunnell LLP with respect to the legality of the Common Shares and the Rights is filed herewith.

(m)	Not applicable

(n)(1)	Consent of Independent Registered Public Accounting Firm is incorporated by reference to Exhibit (n)(1) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, File Nos. 333-236449 and 811-09243, as filed with the Securities and Exchange Commission on November 12, 2020.

(n)(2)	Powers of Attorney are incorporated by reference to Exhibit (n)(2) to the Registrant’s Registration Statement on Form N-2, File Nos. 333-236449 and 811-09243, as filed with the Securities and Exchange Commission on February 14, 2020.

(o)	Not applicable

(p)	Not applicable

(q)	Not applicable

(r)(1)	Code of Ethics of the Investment Adviser and of the Registrant is incorporated by reference to Exhibit (r)(1) to Post-Effective Amendment No. 3 to Registrant’s Registration Statement on Form N-2, File Nos. 333-203475 and 881-09243, as filed with the Securities and Exchange Commission on March 15, 2018.

(r)(2)	Joint Code of Ethics of the Investment Adviser and of the Registrant for Chief Executive and Senior Financial Officers of the Gabelli Funds is incorporated by reference to Exhibit (a)(1) to Registrant’s Annual Report on Form N-CSR, File No. 811-09243, as filed with the Securities and Exchange Commission on March 9, 2015.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” on page 70 of the Prospectus is incorporated by reference, and information concerning the dealer manager is contained under the heading “Distribution Arrangements” on page R-23 of the accompanying Prospectus Supplement and is incorporated by reference.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

SEC registration fees	$38,430
NYSE listing fees	$46,000
Printing expenses	$500,000
Accounting fees	$80,000
Legal fees	$555,000
Rating agency fees	$100,000
Miscellaneous	$349,070
Total	$1,699,000

Item 28. Persons Controlled by or Under Common Control with Registrant

None.

Item 29. Number of Holders of Securities as of September 30, 2020:

Class of Securities
Common Shares of Beneficial Interest	30,937
5.625% Series A Cumulative Preferred Shares	1,804
Series B Auction Market Preferred Shares	4
5.375% Series C Cumulative Shares	2,117

Item 30. Indemnification

Article IV of the Registrant’s Amended and Restated Declaration of Trust provides as follows:

ARTICLE IV

LIMITATIONS OF LIABILITY AND INDEMNIFICATION

SECTION 4.1. No Personal Liability of Shareholders, Trustees, etc. No Shareholder of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust. Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the general corporation law of the State of Delaware. No Trustee or officer of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person, other than the Trust or its Shareholders, in connection with Trust Property or the affairs of the Trust, save only liability to the Trust or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust. If any Shareholder, Trustee or officer, as such, of the Trust, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, he shall not, on account thereof, be held to any personal liability.

SECTION 4.2. Mandatory Indemnification.

(a) The Trust shall indemnify the Trustees and officers of the Trust (each such person being an “indemnitee”) against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise (other than, except as authorized by the Trustees, as the plaintiff or complainant) or with which he may be or may have been threatened, while acting in any capacity set forth above in this Section 4.2 by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence (negligence in the case of Affiliated Indemnitees), or (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “disabling conduct”). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee was authorized by a majority of the Trustees.

(b) Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (1) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder or, (2) in the absence of such a decision, by (i) a majority vote of a quorum of those Trustees who are neither Interested Persons of the Trust nor parties to the proceeding (“Disinterested Non-Party Trustees”), that the indemnitee is entitled to indemnification hereunder, or (ii) if such quorum is not obtainable or even if obtainable, if such majority so directs, independent legal counsel in a written opinion conclude that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding shall be authorized and made in accordance with the immediately succeeding paragraph (c) below.

(c) The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation by the indemnitee of the indemnitee’s good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Trust unless it is subsequently determined that he is entitled to such indemnification and if a majority of the Trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met: (1) the indemnitee shall provide adequate security for his undertaking, (2) the Trust shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of the Disinterested Non-Party Trustees, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.

(d) The rights accruing to any indemnitee under these provisions shall not exclude any other right to which he may be lawfully entitled.

(e) Notwithstanding the foregoing, subject to any limitations provided by the 1940 Act and this Declaration, the Trust shall have the power and authority to indemnify Persons providing services to the Trust to the full extent provided by law as if the Trust were a corporation organized under the Delaware General Corporation Law provided that such indemnification has been approved by a majority of the Trustees.

SECTION 4.3. No Duty of Investigation; Notice in Trust Instruments, etc. No purchaser, lender, transfer agent or other person dealing with the Trustees or with any officer, employee or agent of the Trust shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the Trustees or of said officer, employee or agent. Every obligation, contract, undertaking, instrument, certificate, Share, other security of the Trust, and every other act or thing whatsoever executed in connection with the Trust shall be conclusively taken to have been executed or done by the executors thereof only in their capacity as Trustees under this Declaration or in their capacity as officers, employees or agents of the Trust. The Trustees may maintain insurance for the protection of the Trust Property, its Shareholders, Trustees, officers, employees and agents in such amount as the Trustees shall deem adequate to cover possible liability, and such other insurance as the Trustees in their sole judgment shall deem advisable or is required by the 1940 Act.

SECTION 4.4. Reliance on Experts, etc. Each Trustee and officer or employee of the Trust shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust, upon an opinion of counsel, or upon reports made to the Trust by any of the Trust’s officers or employees or by any advisor, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Trustees, officers or employees of the Trust, regardless of whether such counsel or other person may also be a Trustee.

Section 5 of the Registrant’s Investment Advisory Agreement provides as follows:

5. Standard of Care

The Adviser shall exercise its best judgment in rendering the services described in paragraphs 2 and 3 above. The Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters of which this Agreement relates, provided that nothing in this paragraph shall be deemed to protect or purport to protect the Adviser against any liability to the Fund or to its shareholders to which the Adviser would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or by reason of the Adviser’s reckless disregard of its obligations and duties under this Agreement.

Item 31. Business and Other Connections of Investment Adviser

The Investment Adviser, a limited liability company organized under the laws of the State of New York, acts as investment adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Investment Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Investment Adviser or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Investment Adviser filed with the SEC pursuant to the 1940 Act (Commission File No. 801-37706).

Item 32. Location of Accounts and Records

The accounts and records of the Registrant are maintained in part at the office of the Investment Adviser at One Corporate Center, Rye, New York 10580-1422, in part at the offices of the Custodian, BNY Mellon, 240 Greenwich Street, New York, NY 10286, at the offices of the Fund’s Administrator, BNY Mellon Investment Servicing (US) Inc., 400 Bellevue Parkway, Wilmington, Delaware, 19809, and in part at the offices of Computershare Trust Company, N.A., 150 Royall Street, Canton, Massachusetts 02021.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1. Not applicable.

2. Not applicable.

3. Registrant undertakes:

(a)            to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)            to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)            to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3)            to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(4)            if (i) it determines to conduct one or more offerings of the Fund’s common shares (including rights to purchase its common shares) at a price below its net asset value per common share at the date the offering is commenced, and (ii) such offering or offerings will result in greater than a 15% dilution to the Fund’s net asset value per common share.

(b)            that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)            to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)            that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)            if the Registrant is relying on Rule 430B:

(A)            Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)            Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)            if the Registrant is relying on Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)            that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(3)	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4. Registrant undertakes:

(a)	that, for the purpose of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act will be deemed to be a part of the Registration Statement as of the time it was declared effective.

(b)	that, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of the securities at that time will be deemed to be the initial bona fide offering thereof.

5. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

7. Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information constituting Part B of this Registration Statement.

SIGNATURES

As required by the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rye, State of New York, on the 11th day of March, 2021.

THE GABELLI UTILITY TRUST

By:	/s/ Bruce N. Alpert
Name: Bruce N. Alpert
Title: President and Principal Executive Officer

As required by the Securities Act of 1933, as amended, this Form N-2 has been signed below by the following persons in the capacities set forth below on the 11th day of March, 2021.

NAME	TITLE

*
Mario J. Gabelli	Trustee

*
John D. Gabelli	Trustee

*
John Birch	Trustee

*
Elizabeth C. Bogan	Trustee

*
James P. Conn	Trustee

*
Vincent D. Enright	Trustee

*
Frank J. Fahrenkopf, Jr.	Trustee

*
Michael J. Ferrantino	Trustee

*
Michael J. Melarkey	Trustee

*
Robert J. Morrissey	Trustee

*
Kuni Nakamura	Trustee

*
Salvatore J. Zizza	Trustee

/s/ Bruce N. Alpert
Bruce N. Alpert	President and Principal Executive Officer

/s/ John C. Ball
John C. Ball	Treasurer and Principal Financial and Accounting Officer

/s/ Bruce N. Alpert
Bruce N. Alpert	Attorney-in-Fact

*	Pursuant to a Power of Attorney

EXHIBIT INDEX

Exhibit Number	Description

(d)(4)	Form of Subscription Certificate

(d)(5)	Form of Notice of Guaranteed Delivery

(d)(6)	Form of Instrument of Designation of Rights

(k)(6)	Form of Subscription Agent Agreement

(k)(7)	Form of Administrative Agent Agreement
(l)(2)	Opinion and Consent of Morris, Nichols, Arsht & Tunnell LLP with respect to the legality of the Common Shares and the Rights